Exhibit 31

Rule 13a-14(a) Certification

I, David B. Speer, certify that:

1. I have reviewed this report on Form 10-Q/A of Illinois Tool Works Inc.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: November 12, 2008   /s/ David B. Speer
                                             David B. Speer
                                             Chairman & Chief Executive Officer

Exhibit 31

<u>Rule 13a-14(a) Certification</u>

I, Ronald D. Kropp, certify that:

1. I have reviewed this report on Form 10-Q/A of Illinois Tool Works Inc.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: <u>November 12, 2008</u>   <u>/s/ Ronald D. Kropp</u>
                                                Ronald D. Kropp
                                                Senior Vice President & Chief Financial Officer